UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the fiscal year ended December 31, 2004
                          -----------------

                 OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the transition period from                 to
                               --------------     -----------------

Commission file number 333-120617
                       ----------



              THE GMAC MORTGAGE GROUP, INC. SAVINGS INCENTIVE PLAN
              -----------------------------------------------------
                            (Full title of the plan)


                           General Motors Corporation
              300 Renaissance Center, Detroit, Michigan 48265-3000
             -----------------------------------------------------
               (Name of issuer of the securities held pursuant to
                    the plan and the address of its principal
                               executive offices)



Registrant's telephone number, including area code (313) 556-5000

       Notices and communications from the
       Securities and Exchange Commission
       relative to this report should be forwarded to:



                                                Peter R. Bible
                                                Chief Accounting Officer
                                                General Motors Corporation
                                                300 Renaissance Center
                                                Detroit, Michigan  48265-3000

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------

(a) FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
    ----------------------------------------------

                                                                     Page No.
                                                                     --------
     The GMAC Mortgage Group, Inc. Savings Incentive Plan:
         Report of Independent Registered Public Accounting Firm        3
         Statements of Net Assets Available for Benefits                4
         Statement of Changes in Net Assets Available for Benefits      5
         Notes to Financial Statements                                  6
         Supplemental schedule as of and for the year ended,
         December 31, 2004:
         Schedule H, Part IV, Line 4i - Schedule of Assets Held at
           End of Year                                                 12

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which such schedules are required or because such schedules have been previously submitted to the Department of Labor.


(b) EXHIBIT
    -------

     Exhibit 23 - Consent of Independent Registered Public
                  Accounting Firm                                      14

SIGNATURE


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                               THE GMAC MORTGAGE GROUP, INC.
                                               SAVINGS INCENTIVE PLAN
                                               -----------------------------
                                                      (Name of Plan)



Date     June 29, 2005                By
         ------------
                                               /s/David C. Walker
                                               -----------------------------
                                               (David C. Walker,
                                                Chief Financial Officer,
                                                GMAC Mortgage Group, Inc.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Trustees and Participants of
The GMAC Mortgage Group, Inc. Savings Incentive Plan
Horsham, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the GMAC Mortgage Group, Inc. Savings Incentive Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.


Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedules has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.











June 15, 2005

              THE GMAC MORTGAGE GROUP, INC. SAVINGS INCENTIVE PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2004 AND 2003

                                                   2004             2003
ASSETS

Participant-directed investments              $407,331,622     $318,941,360
Non participant-directed investments            78,940,221       90,703,436
                                               -----------      -----------
   Total investments                           486,271,843      409,644,796

Receivables:
Employee contributions                              31,507                -
Employer contributions                             371,970
                                               -----------
                                                                          -
   Total receivables                               403,477                -

NET ASSETS AVAILABLE FOR BENEFITS             $486,675,320     $409,644,796
                                               ===========      ===========


See notes to financial statements

              THE GMAC MORTGAGE GROUP, INC. SAVINGS INCENTIVE PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 2004

ADDITIONS:
Contributions:
   Employee                                                    $71,548,023
   Employer                                                     22,490,207
                                                                ----------
   Total contributions                                          94,038,230

Investment income:
   Net appreciation in fair value of investments                 4,280,484
(Note 4)
   Interest and dividends                                        9,593,672
                                                               -----------
   Net investment income                                        13,874,156

DEDUCTIONS:
Benefits paid to participants                                   30,881,862
                                                                ----------

INCREASE IN NET ASSETS                                          77,030,523

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                                              409,644,796
                                                               -----------
End of year                                                   $486,675,320
                                                               ===========

See notes to financial statements

THE GMAC MORTGAGE GROUP, INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003
-------------------------------------------------------------------------------



1. DESCRIPTION OF THE PLAN

    The following description of the GMAC Mortgage Group Inc. Savings Incentive plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

    The GMAC Mortgage Group, Inc. Savings Incentive Plan (the "Plan") was adopted by action of the Board of Directors of GMAC Mortgage Group, Inc. (the "Group") on April 30, 1986. The Plan's most recent amendment was effective January 1, 2001. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

    General - The Plan is a defined contribution plan with a cash or deferred arrangement for employees of the Group, its participating subsidiaries and any related entities electing to adopt the Plan. The primary subsidiaries or related entities and their respective subsidiaries participating in the Plan include:

    o GMAC Residential Holding Corporation ("GMAC Residential")
    o Residential Funding Corporation ("RFC")
    o GMAC Commercial Holding Corporation ("GMAC Commercial Mortgage")

    The Plan is sponsored and administered by the Group. At December 31, 2004 and 2003, all assets were held in trust at Fidelity Management Trust Company ("Fidelity").

    On August 2, 2004, GMAC Commercial Mortgage acquired Continental Securities LLC ("Continental"). On September 1, 2004, GMAC Residential acquired Pacific Republic Mortgage Corporation ("PRMC"). While no participant account balances were automatically transferred to the plan as a result of the Continental and PRMC acquisitions, certain employees of PRMC elected to transfer their account balance in order to maintain their outstanding loan balance. As a result, $501,808 in account balances was transferred during the year end December 31, 2004. Acquired employees of Continental and PRMC were granted credit for years of service with Continental and PRMC toward vesting in the Plan.

    Contributions--Annual additions to a participant's account are subject to certain limitations imposed by the plan, and the Internal Revenue Code ("IRC") limitations. Employees may elect to contribute to the plan on a pre-tax basis, in even multiples of 1% of base compensation up to 99% of compensation. Contributions are subject to a limit of $13,000 and $12,000, plus, as applicable, the limit for age 50 or older catch-up contributions of $3,000 and $2,000 for the years ended December 31, 2004 and 2003, respectively. After one year of service, the Group will match 100% of a participant's contribution, up to 6% of compensation on a per payroll period basis, to an annual matching limit of $3,000. Additional amounts may be contributed at the discretion of RFC to certain employees. No such amounts were made for the year ended December 31, 2004. Participants may also contribute amounts representing distributions from other qualified benefit or defined contribution plans.

    Investments-- Employer contributions are made to the General Motors Unitized Stock fund ("GMUS") with participants having ability to transfer funds immediately. Based on the participant's election, participant contributions can be directed to any of several investment funds or options (see note 4). Participants may elect to change contribution elections daily and are permitted to change allocations among funds or transfer balances between funds, in 1% increments, daily.

    Eligibility--Employees, except those in an ineligible classification, are eligible to participate. Employees considered ineligible are those covered by a collective bargaining agreement, part-time commissioned employees not eligible for fringe benefits, part-time employees scheduled to work less than 20 hours per week, temporary employees, those employed as mortgage loan agents by GMAC Home Services, a non-resident alien with no United States source income, leased employees (paid by an entity other than the Group) or independent contractors. Temporary employees and those scheduled to work less than 20 hours per week become eligible once they complete one year of eligibility service and are employed by the group on that date. Eligible employees may generally start to make pre-tax contributions to the plan on the first day of any calendar month following 30 days of employment.

    Participant Accounts--Two pre-tax basis accounts are maintained for each Plan participant. The Salary Reduction Account consists of a participant's contributions. The Matching Account consists of the Group's contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Any increase or decrease in the market value of each investment category and all accrued income, expense and realized profit or loss shall be added to or deducted from the account of each participant.

    Vesting--Participants are immediately vested in their contributions in the Salary Reduction Account plus actual earnings thereon. Vesting in the Group's contributions in the Matching Account plus earnings thereon is based on years of continuous service. The participants' Matching Account vested balance is 20% after one year of credited service and increases 20% per year thereafter until fully vested, becoming 100% fully vested after 5 years of credited service.

    Participant Loans--Active participants in the Plan are generally eligible to borrow from the Plan up to the lesser of $50,000 or 50% of the participant's vested account balance. Interest on participant loans is determined by the Group based on rates offered by commercial lenders for similar type loans. Loan repayments are in level monthly installments over a term not to exceed ten years if loan is used for home purchase or five years if loan is used for any other purpose. Loans are funded through the liquidation of the participant's related investments. Repayments of principal are reinvested based upon the participant's current investment options.

    Distributions-- A participant may withdraw his or her vested accrued benefit at any time after termination of employment and may be subject to a tax penalty if withdrawn prior to age 59 1/2. A participant's vested accrued benefit may be withdrawn prior to termination because of disability or financial hardship. A participant will receive his or her withdrawal in a lump-sum payment. A participant may also elect a distribution of shares of stock to the extent that a participant's accrued benefit is invested in employer stock.

    Forfeitures-- At December 31, 2004 and 2003, forfeited nonvested accounts totaled $1,242,042 and $720,553 respectively. These accounts will be used to reduce subsequent group contributions. During the year ended December 31, 2004, group contributions were reduced by $987,812 from forfeited nonvested accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting-- The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

    Use of Estimates--The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions (specifically, the fair value of plan assets) that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results may differ from those estimates.

    Risks and Uncertainties--The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

    Investment Valuation and Income Recognition--Investment transactions are recorded on the trade date and investment balances are stated at fair value. Assets are invested in common stocks, mutual funds and are carried at quoted market price. Net appreciation in fair value of investments is computed based on the fair value of investments at the beginning of the Plan year compared with the fair value of investments at the end of the Plan year. Dividends and interest are included in income when earned based on the term of the investments and the periods during which the investments are owned by the Plan. Participant loans are valued at cost, which approximates fair value. Balances in the loan fund are carried at outstanding loan balance.

    Distributions--Distributions to participants are recorded when paid.

    Expenses--Administrative expenses of the Plan are paid by the Group, as defined in the Plan document.

3.  PLAN TERMINATION

    Although it has not expressed any intent to do so, the Group has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each participant's Matching Account becomes fully vested.

4.  INVESTMENTS AND INVESTMENT OPTIONS

    The following investments represent 5 percent or more of the Plan's net assets:

                                                     December 31,
                                                ----------------------
Investment Description and Number of            2004             2003
Shares

Fidelity Management Trust Company
  Growth & Income Fund (1,348,566 and
    1,229,578 shares, respectively           $51,528,716     $46,303,956
  Magellan Fund (403,725 and 393,515
    shares, respectively                      41,902,628      38,462,209
  Contrafund (694,625 and 600,206 shares,
    respectively                              39,413,039      29,620,200
  Managed Income Fund (28,482,400 and
    26,817,988 shares, respectively           28,482,400      26,817,988
  Retirement Government Money Market
    (27,882,466 and 24,879,230 shares,
    respectively                              27,882,466      24,879,230
  General Motors Unitized Common Stock
    Fund (7,002,671 and 6,333,018
    shares, respectively)*                    76,399,136      87,775,626

* Nonparticipant-directed


During the year ended December 31, 2004, the Plan's investments, which were all mutual funds (including gains and losses on investments bought and sold, as well as held during the year), appreciated (depreciated) in value as follows:

      Asset Allocation Fund                             $1,859,106
      Balance Fund                                         235,656
      Bond Fund                                            (48,898)
      Common Stock Fund                                (19,865,334)
      Growth & Income Fund                               4,204,405
      Growth Fund                                       15,356,706
      Income Fund                                              462
      International Growth Fund                          2,538,380
                                                         ---------
      Net Appreciation in fair value of investments     $4,280,484
                                                         =========

    As of December 31, 2004, the Plan currently offers 31 mutual funds and one GM Unitized Stock Fund ("GMUS") as investment options for participants.

    The objective of the GMUS Fund is to provide a General Motors stock investment option that can be traded and accessed with the same frequency and timeliness as a mutual fund. This fund is primarily comprised of General Motors ("GM") Common Stock and a small percentage of cash and/or other liquid investments ranging from 1 to 3 percent of total assets of the fund. The availability of the cash makes it possible to trade shares of GM Common Stock without waiting the mandatory five-day settlement period. Contributions to each participant's Matching Accounts are initially invested in the GMUS. See Note 7 for more detailed financial information regarding the activity of nonparticipant-directed investments.

5.  FEDERAL INCOME TAX STATUS

    The Internal Revenue Service has determined and informed the Company by a letter dated August 20, 2002 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC.

6.  EXEMPT PARTY-IN-INTEREST-TRANSACTIONS

    Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investments management services were included as a reduction of the return earned on a fund. The total balance for these funds was $365,958,013 and $ 296,338,316 at December 31, 2004 and 2003 respectively.
    These investments earned income of $30,159,653 during the year ended December 31, 2004.

    Advisory, auditing and accounting services are paid for by the Group on behalf of the Plan. Costs for such outside services amounted to approximately $132,197 during the year ended December 31, 2004.

    Through its GMUS investment option, the Plan has invested in the indirect parent of the Group. The plan has appropriately classified these investments as nonparticipant-directed. See Note 7 for more detailed financial information regarding the activity of nonparticipant-directed investments. During the year ended December 31, 2004, the Plan had the following transactions as a result of the GMUS investment option:

     Total dollar amount of purchases                     $26,908,855
     Total dollar amount of sales                          18,382,009

7.     NONPARTICIPANT-DIRECTED INVESTMENTS

    Information about the net asset and the changes in net asset relating to the nonparticipant- directed investments as of December 31, 2004 and 2003 and for the year ended December 31, 2004 is as follows:

                                                  At December 31,
                                            -----------------------------
                                                 2004          2003

    Non participant-directed investments    $78,940,221    $90,703,436
                                             ==========     ==========

    ADDITIONS:
    Contributions:
      Employee                                2,540,174
      Employer                               21,334,432
                                             ----------
         Total contributions                 23,874,606
    Investment income (loss):
    Net appreciation (depreciation) in
      fair value of investments             (19,991,732)
    Interest and dividends                       41,020
                                             ----------
    Net investment income (loss)            (19,950,712)

    DEDUCTIONS:
    Benefits paid to participants             5,200,289
    Transfers to participants-direct
      investments                            10,486,820
                                             ----------
    Total deductions                         15,687,109
                                             ----------

    Decrease in net assets available for
      benefits during the year               11,763,215

    NET ASSEST AVAILABLE FOR BENEFITS
    Beginning of year                        90,703,436
                                             ----------
    End of year                             $78,940,221
                                             ==========

8. SUBSEQUENT EVENTS

     On March 23, 2005, GMAC Commercial Mortgage acquired Highland Mortgage Company ("HMC"). No participant account balances were automatically transferred to the plan as a result of the HMC acquisition. Acquired employees of HMC were granted credit for years of service with HMC toward vesting in the Plan.

     On June 1, 2005, the Group elected to change the mutual funds offered. Effective August 1, 2005, the plan will offer the following 2 additional mutual funds: Harris Insight Small Cap Value I Fund and Third Avenue Real Estate Value Fund. In addition, during the year ended December 31, 2005, the Plan will eliminate the following 13 mutual funds: Fidelity Retired Government Money Market Fund, Fidelity Ginnie Mae Fund, Fidelity US Bond Index, Fidelity Freedom 2000 Fund, Fidelity Freedom Income Fund, Fidelity Asset Manager Fund, Fidelity Growth & Income Fund, Fidelity Magellean Fund, AIM Growth Series Basic Value Fund, Fidelity OTC Portfolio Fund, Janus Mid Cap Value Fund, Fidelity Aggressive Growth Fund and Fidelity Overseas Fund. At the time of elimination, account balances and contribution will be transferred to the remaining mutual funds, as defined by the Group or based on new participant election.

     On June 1, 2005, the Group elected to implement automatic enrollment for GMAC Commercial Mortgage. Effective September 1, 2005, the Plan will automatically enroll all eligible employees into the Plan. Until the participant elects differently, automatically enrolled participants will contribute 2% of compensation on a pre-tax basis into the Fidelity Puritan Fund for new participants or the most recent investment election for participants previously participating in the Plan.

                                     ******


THE GMAC MORTGAGE GROUP, INC. SAVINGS INCENTIVE PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2004
------------------------------------------------------------------------------------------------------

(a)(b) Identity of Issue, Borrower,    (c) Description of             (d) Cost       (e) Current Value
       Lessor or Similar Party             Investment,
                                           Including Maturity
                                           Date, Rate
                                           of Interest,
                                           Collateral, par or
                                           Maturity Value
Various Participants                   Participant Loans
                                       (maturing 2004 to 2014
                                       at interest rates of 5%
                                       to 10.5%)                                         $10,306,362
* Fidelity Company Growth & Income
    Fund                               Growth & Income Fund                   **          51,528,716
* Fidelity Magellan Fund               Growth Fund                            **          41,902,628
* Fidelity Contrafund                  Growth Fund                            **          39,413,039
* Fidelity Managed Income Fund         Stable Value Fund                      **          28,482,400
* Fidelity Asset Manager Fund          Asset Allocation Fund                  **          15,609,390
* Fidelity Retirement Government
    Money Market Fund                  Money Market Fund                      **          27,882,466
* Fidelity OTC Portfolio Fund          Growth Fund                            **          14,687,485
* Fidelity Overseas Fund               International Growth Fund              **          13,653,339
* Fidelity Blue Chip Growth Fund       Growth & Income Fund                   **          15,989,477
* Fidelity Small Cap Stock Fund        Growth Fund                            **          10,245,672
* Fidelity Aggressive Growth Fund      Growth Fund                            **           3,831,804
* Fidelity Spartan U.S. Equity Index
    Fund                               Growth Fund                            **          12,972,283
* Fidelity Puritan Fund                Balanced Fund                          **           9,848,059
* Fidelity Ginnie Mae Fund             International Growth Fund              **           7,728,516
* Fidelity U.S. Bond Index             Bond Fund                              **           9,567,101
* Fidelity Low-Price Stick Fund        Growth Fund                            **          22,238,949
* Fidelity Equity Income Fund          Growth Fund                            **           5,941,326
* Fidelity Freedom Income Fund         Asset Allocation Fund                  **           1,000,736
* Fidelity Freedom 2000 Fund           Asset Allocation Fund                  **             884,150
* Fidelity Freedom 2010 Fund           Asset Allocation Fund                  **           5,660,882
* Fidelity Freedom 2020 Fund           Asset Allocation Fund                  **           7,903,455
* Fidelity Freedom 2030 Fund           Asset Allocation Fund                  **           7,717,146
* Fidelity Freedom 2040 Fund           International Growth Fund              **           1,344,408



THE GMAC MORTGAGE GROUP, INC. SAVINGS INCENTIVE PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR (concluded)
DECEMBER 31, 2004
------------------------------------------------------------------------------------------------------

(a)(b) Identity of Issue, Borrower,    (c) Description of             (d) Cost       (e) Current Value
       Lessor or Similar Party             Investment,
                                           Including Maturity
                                           Date, Rate
                                           of Interest,
                                           Collateral, par or
                                           Maturity Value

* Fidelity Value Fund                  Growth Fund                            **          12,430,998
* Diversified International Fund       International Growth Fund              **           8,910,304
* Fidelity Fixed Income Trust
    Inflation Protected Bond Fund      Bond Fund                              **           1,555,567
* Janus Advisor Series Mid Cap Value   Growth Fund                            **           1,207,865
* ING Partners Inc. PIMCO Total
    Return Portfolio                   Bond Fund                              **           2,402,458
* Alger Fund Mid Cap Growth Portfolio  Growth Fund                            **           4,358,794
* AIM Growth Series Basic Value Fund   Growth Fund                            **           1,722,217
* Janus Mid Cap Value Fund             Growth Fund                            **           7,294,865
* General Motors Unitized CS Fund      Common Stock Fund             $79,520,843          76,399,136
* Delphi Automotive Unitized CS Fund   Common Stock Fund               2,213,262           1,613,564
* DirecTV Common Stock                 Common Stock Fund                 433,974             391,948
* Newscorp Class A                     Common Stock Fund                  84,324              96,203
* Raytheon Common Stock                Common Stock Fund                 490,365             439,369
* Wachovia Corporation Stock Fund      Common Stock Fund                      **           1,108,768
                                                                                        ------------
                                                                              **        $486,271,845


*  Party-in-interest
** Cost information is not required for participant-directed investments and, therefore, is not included.